EXHIBIT 3.3



                     AMENDMENT TO THE BYLAWS

                  INDEPENDENT BANKSHARES, INC.

                         MARCH 17, 1999


     The Bylaws of the Corporation are amended by adding thereto new Sections 1(c) and 1(d) to Article III thereof, to read in their entirety, as follows:

     (c) No person shall be eligible to be newly elected or appointed, or to continue to serve, as a director of the corporation after reaching 75 years of age; provided, however, that any person who was a director on March 17, 1999, and was older than age 70 at such date shall be eligible to be elected and appointed, and to continue to serve, as a director of the corporation until such person reaches age 80. As soon as a person's eligibility to continue to serve as a director of the corporation terminates because of such person's age, such person shall immediately be deemed to have retired and resigned as a director without further action by such person or the corporation's board of directors or shareholders.

     (d) Any director, following mandatory retirement as a director because of the age limitations contained in Section 1(c) of this Article, may, at the discretion of the board of directors, be elected by the directors as an advisory director (including a director emeritus) of the corporation. An advisory director shall have the right to attend and participate in meetings of the board of directors, and to receive such compensation in connection therewith as the board may approve from time to time, but shall not have the right to vote and shall not be counted in determining a quorum. Advisory directors shall serve at the pleasure of the board of directors until their earlier death, resignation or removal (with or without cause) by the board of directors.

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